Exhibit 12

BERKSHIRE HATHAWAY INC.

Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

(Dollars in millions)

	Nine Months Ending September 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Net earnings attributable to Berkshire Hathaway shareholders	$12,389	$24,074	$24,083	$19,872	$19,476	$14,824
Income tax expense	4,750	9,240	10,532	7,935	8,951	6,924
Earnings attributable to noncontrolling interests	308	353	331	298	369	488
Equity in net (earnings) loss of The Kraft Heinz Company	(800)	(923)	122	26	262	—
Dividends from The Kraft Heinz Company	594	952	366	—	—	—
Fixed charges	4,222	4,195	4,134	3,882	3,386	3,304

Earnings available for fixed charges	$21,463	$37,891	$39,568	$32,013	$32,444	$25,540

Fixed charges
Interest expense, including amortization(1)	$3,800	$3,497	$3,515	$3,253	$2,801	$2,744
Rentals representing interest and capitalized interest	422	698	619	629	585	560

	$4,222	$4,195	$4,134	$3,882	$3,386	$3,304

Ratio of earnings to fixed charges	5.08x	9.03x	9.57x	8.25x	9.58x	7.73x

(1)

Includes foreign currency exchange losses of $878 million for the first nine months of 2017 related to Berkshire’s Euro denominated debt. Also includes gains of $244 million in 2016 and losses of $69 million in 2015 with respect to Berkshire’s Euro denominated debt. These gains and losses were predominantly from the periodic revaluation of the Euro denominated debt due to changes in the Euro/U.S. Dollar exchange rate.